Mail Stop 3561

August 29, 2008

Mr. Michael J. Covey
Chief Executive Officer
Potlatch Forest Products Corporation
601 West 1ˢᵗ Ave., Suite 1600
Spokane, Washington 99201

>   **Re: Potlatch Forest Products Corporation**
>   **Form 10**
>   **Filed August 1, 2008**
>   **File No. 001-34146**

Dear Mr. Covey:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to clearly indicate, in both the Form 10 and the Exhibit 99.1 information statement, that "Potlatch" means Potlatch Corporation, as opposed to Potlatch Forest Products Corporation ("Potlatch Forest").

2.   Please tell us the timing on your plans to file the information statement for Potlatch Corp.

3.   We note that certain terms of the spin-off transaction are not known at this time and that the information statement contains many blanks spaces (i.e. address and phone number, beneficial shareholders, distribution ratio, etc.). Please complete

the blank portions of the information statement with your next amendment. We may have further comment.

4.   Similarly, we note that none of the material agreements cited in Item 15 of the Form 10 have been filed. Please note that we will require sufficient time to review these agreements. We may have further comment.

5.   In the appropriate places in the information statement, please indicate the date the company submitted its private letter ruling request to the Internal Revenue Service.

Risk Factors, Page 10

6.   Please remove the statement that "The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem to be immaterial may also impair our business operations." All material risks should be described in this section. If risks are not deemed material, then they should not be referenced.

7.   Please add a risk factor discussing the consequences to shareholders if Potlatch Corporation waives or modifies any of the conditions set forth on pages 26 and 27.

The Spin-Off, page 21

8.   We note that the company assumed approximately $335 million of Potlatch Corporation's indebtedness as a result of the REIT conversion. Please provide a more detailed description of this indebtedness and why it was assumed by the company in 2006.

9.   You state on page 21 that the separation from Potlatch will result in you having "direct access to the public capital markets to allow us to seek financing for our operations and growth." However, on page 17, in the last risk factor, you indicate that to retain the tax-free status of the spin-off you are prohibited from issuing equity securities to satisfy financing needs for a certain period of time following the spin-off. Please reconcile the disclosure. In addition, clarify the "certain specified circumstances" where you would not be prohibited from entering into the transactions listed in this risk factor.

10.   Please clarify whether the REIT conversion indebtedness' balance is currently $162 million. If yes, please discuss why this balance will be assumed by Potlatch, though reimbursed by the company.

Our Relationship with Potlatch After the Spin-Off, page 28

11.   The company mentions that it has several supply agreements with Potlatch
        Corporation. Please indicate whether alternative suppliers exist should the
        company need to find a replacement.

12.   Please clarify under what circumstances Potlatch could terminate the Transition
        Services Agreement for cause.

Dividend Policy, page 32

13.   Please describe the restrictions on paying dividends contained in your prospective
        debt agreements.

Unaudited Pro Forma Condensed Combined Financial Statements, page 35
Unaudited Pro Forma Condensed Combined Income Statement, page 37

14.   We note that you estimated the interest rate on the fixed-rate debt and revolving
        credit facility as well as the average borrowings under the revolving credit
        facility. Based on the foregoing, it does not appear that the entry for interest
        expense meets the criteria per Article 11 of Regulation S-X for pro forma
        adjustments as it is not factually supportable. The Staff will not object to
        including this adjustment in a note to your pro forma income statements with
        related disclosure indicating this adjustment is not included in your pro forma
        income statements. Accordingly, please revise to remove this adjustment from
        the face of your pro forma income statements.

15.   Considering the comment above and if you choose to disclose the estimated
        interest expense on your future debt, please revise to disclose the pro forma effect
        of the amortization of the debt issuance costs on this debt.

16.   Considering the comments above, please revise to remove your income tax
        adjustment from the face of your pro forma income statements. The Staff will not
        object to including this adjustment in a note to your pro forma income statements
        with related disclosure indicating this adjustment is not included in your pro
        forma income statements.

Management's Discussion and Analysis, page 39
Results of Operations, page 44
Quarter Ended March 31, 2008 Compared to Quarter Ended March 31, 2007,
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 and
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales, pages 45, 47 and 49

17.   We note you attributed the increase in net sales from each of your product lines to
        changes in shipments and selling prices. For each product line for each period
        presented, please revise to individually quantify the amount of the change that
        resulted from shipments versus prices (e.g. the $28.2 million increase in pulp and
        paperboard net sales was due to $X in increased shipments and $Y in increased
        prices).

Materials, Labor, and Other Operating Expenses, pages 45, 47 and 49

18.   Please expand your discussion to explain and quantify the material components of
        material, labor, and other operating expenses and discuss the variances in these
        components between periods. Your revised disclosure should also explain the
        variability in this line item as a percentage of revenues between each of the
        periods presented and enhance your overall discussion of these items on page 40
        (e.g. wood fiber, energy, petroleum, maintenance and repairs, etc.).

Discussion of Business Segments, page 48

19.   Considering the comments above, please revise your disclosure to describe and
        quantify each causal factor that you cite for material changes in net sales and
        expenses for each of your business segments. Your revised variance analysis
        should fully quantify the changes between periods.

Debt and Credit Arrangements, page 52

20.   Please describe the material terms of the $175 million debt the company plans on
        incurring, of which $162 million will be paid to Potlatch Corporation and the $75
        million credit facility. Also, clearly disclose the "certain covenants" referred to
        on page 53.

Pro Forma Contractual Obligations, page 54

21.   Please revise to clarify where your table considers the impact of the various
        transitional agreements and related commitments disclosed on pages 28 – 31.

Business, page 56

22.   Please discuss the general development of the business, as required by Item 101
        of Regulation S-K.

23.   Please identify your significant customers as required by Item 101(c)(viii) of
        Regulation S-K. Also, please file any material agreements with significant
        customers.

Industry Overview, page 56

24.   The company cites various statistics from reports issued by RISI. Please identify
        title(s), and date(s) of the RISI reports used by the company.

Business Overview, page 58

25.   Please clarify the percentage of the company's pulp and paperboard business
        consisting of sales of solid bleach sulfate paperboard ("SBS").

26.   We note that the company discusses the "Folding Carton and Plate" and "Liquid
        Packaging and Cup" segments on the chart on page 59. Please add a discussion of
        the other segments listed on the chart.

Pulp and Paperboard, page 58

27.   Please add a discussion of what percentage of sales of the pulp and paperboard
        business are derived internationally.

Company Strategies, page 62

28.   The company indicates that it intends to increase its annual production of
        paperboard manufactured for the higher margin commercial print paperboard
        market segment, increase manufacturing capacity in its Illinois facility, and
        establishing facilities on the East Coast. Please add a discussion on how these
        expansion plans will be financed.

Management, page 70

Board of Directors, page 71

29.   Please provide more detail regarding the selection process of new board members.
        Also, please indicate when you anticipate filling the three director vacancies.

Compensation Discussion and Analysis, page 74

30.   Please provide your analysis as to the exclusion of disclosure of compensation
        before the spin-off. We direct your attention to Question 217.01 from the
        Questions and Answers of General Applicability at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. We may have further comment.

31.   Please discuss whether the named executive officers' compensation will be at or similar terms as they currently receive from Potlatch Corporation or Potlatch Forest. Please discuss how your compensation policy and procedures will change as a result of the spin-off from Potlatch.

32.   Please identify the companies that comprise the peer group and other comparable companies to which you benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 77

33.   Provide the disclosure required by Item 404 of Regulation S-K.

Exhibits

34.   You state on page 24 that you plan to obtain an opinion of tax counsel regarding legal conclusions supporting certain representations made to the IRS. Once the tax opinion is obtained, please file the tax opinion as an exhibit to the Form 10 and include it as an appendix to the information statement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim at (202) 551-3297 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Justin D. Hovey, Esq.
     Fax: (415) 983-1200